Exhibit 99.1

eLong Special Committee Appoints

Independent Financial Advisor and Legal Counsel

BEIJING, August 21, 2015 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG) (the “Company”), a leading mobile and online travel service provider in China, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Kirkland & Ellis as its legal counsel in connection with its review and evaluation of the previously-announced non-binding “going private” proposal from Tencent Holdings Limited (“Tencent”) that the Board received on August 3, 2015 (the “Transaction”).

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that the Special Committee is continuing its evaluation of the Transaction and that, at this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made by Tencent, that any agreement will be executed with Tencent or that the Transaction or any comparable transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

Safe Harbor Statement

This press release may contain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. We caution you that there are risks associated with such forward-looking statements, including the risk that neither a transaction based on Tencent’s non-binding proposal nor any comparable transaction will be completed.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accomodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Ctrip.com International, Ltd. (Nasdaq: CTRP), Ocean Imagination L.P., and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570